**carii** *Pronounced "Char-ee"*

# COMMUNITY NETWORKING PLATFORM - CONNECTIVE

A one-stop solution for ecosystems, remote work and digital business - with activity coins & video conferencing

Denise Hayman-Loa, CEO & Co-Founder, denise.hayman-loa@carii.com

**F**ully developed and easy to implement **White Label** & **SaaS** platform **that goes beyond all existing solutions** for interactive community ecosystems & networks



**KEY**
**COMPANY**
**HIGHLIGHTS**

**1** Innovative & extensible **B2B2C** technology on web & mobile apps

**2** Repeated market **validation** from prospects, clients, analysts

**3** White label & SaaS versions live - multiple **client use cases**

**4** **Revenue, existing** contracts & an extensive sales pipeline

**5** Deep **management**, development team & **prominent advisors**

 carii

# WINNER OF MULTIPLE AWARDS

 **At CES 2016**

 **At CES 2017**


**Collaboration**

**V3 TECHNOLOGY AWARDS 2016**
**Mobile Business**

**Pepperdine Most Fundable Companies® 2019 Competition Winner!**
**#9 out of 3500 companies**



# DIGITAL NEEDS ARE CHANGING

## **CURRENT DIGITAL TOOLS** ARE **FRAGMENTED**, WITH INEFFICIENCIES, NO DATA OWNERSHIP OR BRAND CONTROL



| Email | Twitter | Facebook | LinkedIN | Zoom | Slack | Others |

➢ Zoom, Facebook, Slack, Eventbrite are disconnected silos

➢ Organizations can't engage with members or monetize

➢ Consolidated solutions are cumbersome to implement

# A NEED THAT IS PROVEN BY MARKET DEMAND

**carii**

**Organizations want their own platforms to:**

➢ Bring together their stakeholders

➢ Support interaction & network value

➢ Provide security, branding & revenue

**Substantial Opportunity with:** Professional & Interest Based Networks, Services Firms, Businesses, Events, Associations, Investors

### Example Use Cases – Existing Clients

**Private Equity Fund** using platform for secure work, information sharing & interaction across portfolio companies

**Professional Network** for the commercial real estate industry to "interact to transact" – networking/project/product directory

**Corporate Consulting** linking exec coaches with corporations to change the future of work via knowledge, interaction, services



carii

What if one platform unified all community network functions, eliminated fragmentation, increased interaction efficiency & data ownership under their own brand?

With flexible & rapid implementation:



# Connective Network

# SEAMLESS UNIQUE PLATFORM – FULLY DEVELOPED

**Websites**
Integrated Tools

**Communicate**
Chat, Social,
Q&A, Video
Conferencing

**Revenue**
Expert Booking
Events
Advertising
Memberships
Marketplace

**Profiles**
Experts
Members



**Share Knowledge**
Video, Images,
Documents,
Search/Categories

**Network**
Event Scheduling
**Coins for Tokens**
Actions/Projects
Network of Networks

A customizable,
easy to implement
**community
ecosystem
platform** with
monetization
strategies for
clients

*All functionality on web and **mobile apps, in a private cloud** and with robust security*





# CLIENT USE CASE – GSX – Market Network

Bringing together architects, designers, builders & product companies in commercial real estate to interact, exchange knowledge and transact – MVP completed

For the sustainable commercial real estate industry



# LIVE CLIENT USE CASE – **Int'l Tourism Network**

Bringing together all members of the global tourism industry to interact, exchange knowledge and innovate – onboarding broader audience in process

Hector Nunez
Expert
Hector Nunez
Kate Burda
BOOK A SESSION

Member Conversations
Share ideas and news
Calendar & Events
Search for and schedule Events

Experts & Members

Connecting the industry for ideas and innovation



# A LARGE AND GROWING MARKET

A B2B solution for organizations – existing clients/prospects in all categories and seeing <u>dramatic growth in today's environment</u>



**Networks &**
**Associations**
Mkt $28B, 12K Organizations



**Services** & Coaches
Mkt $1B, 60K Coaches
Mkt $2T, 900K Professionals



Non-**Profits/Social**
**Impact**
Mkt $1T, 1.5M Organizations



**Educational**
**Institutions**
Mkt $1.6T, 5.3K Entities



**Investment Funds**
Mkt 4.5T, 8K Firms



**Event Companies**
Mkt $140B, 70K



# MARKETING STRATEGIES –

Activity has ramped up **dramatically** due to acceleration and adoption of remote work and digital interactions **

**1** **Referrals** from network & clients

**2** **Business** Dev advisors by channel

**3** **Partners (6)** by channel for sales & support

Other strategies include PR, digital marketing and social media

**In the current environment time to close has sped up to

# THE MARKET IS **FRAGMENTED** WITH NO CLEAR LEADER = **OPPORTUNITY**

carii

| Company | Communication & Social Posts | Collaboration & Chat | Single Groups & Communities | Community Eco-Systems | Privacy & Control | Content Library | Mobile Apps | Events & Fundraising | Sponsored Advertising | Video Conference | Revenue Opportunities |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **CONNECTIVE** | X | X | X | X | X | X | X | X | X | X | X |
| MIGHTY NETWORKS (lower price point) | X | | X | | | X | X | X | | | X |
| HIVEBRITE (higher price point) | X | | X | | | X | X | X | | | X |
| HIGHER LOGIC (higher price point) | X | | X | | X | X | | X | | | |
| JIVE (Cust Cmty Only) | X | X | X | | X | | | | | | |
| SLACK (Msging Only) | X | X | X | | X | | | | | | |

Patent filed for unique Affiliation technology. Advanced & flexible technology that would be difficult to replicate quickly.

# WHITE LABEL & SAAS PRODUCT LINES

**carii**

All products on a common code base to reduce support effort & all with web & mobile app versions

**1** Older free basic **platform** in use globally with 35,000 users

**2** **Live white label clients (20)** + 15 in process

**3** Newly released **SaaS version** with 50+ clients launched April 2020

**White label** clients are larger organizations or have unique requirements
**SaaS** clients are primarily small to medium sized organizations

# AN EXPERIENCED SENIOR TEAM

## All Sr team members are thought leaders in their expertise areas + dedicated 9-member design/development team (mobile/web)



**Denise Hayman-Loa**
*CEO, Co-Founder, successful intra-preneur and strategist, biz dev, sales, product mgt from E&Y and Goldman Sachs*



**Sofia Agras** (with funding)
*Head of Sales –creative & accomplished biz dev professional and startup advisor & founder*



**Rik Willard (Advisor)**
*Highly connected **Blockchain** Expert Founder Agentic Group*



**Wun Fie Loa**
*CTO, Co-Founder, entrepreneur, innovative technologist, commercial tech development and tech team management*



**Rick Dobbis (Board)**
*Accomplished Sr Executive in Music/Business*

*Ran SONY Music Int'l*



**Ricky Solomon (Board)**
*Investor in Finance & Technology Start-ups and founder AI Capital*



**Jeremy Paino**
*Infrastructure/Security, highly experienced 25-yr commercial tech veteran - started at NYSE*




**Chris Davino (Board)**
*Highly connected banker with experience in Events, Brands, Finance*

*Multiple roles as CEO*



**Sheila Hartnett (Board)**
*Sr branding/marketing profession and former CEO of Ogilvy NA*

 carii

# CONNECTIVE IS RECOGNIZED BY INDUSTRY ANALYSTS FOR ITS MANY UNIQUE CAPABILITIES

"

Connective solves a huge unmet need in information processing. It allows communities all over the world to more easily enable their members to interact in a trusted manner. No other system has the ability to serve communities like Connective does.

—*Dr. Gerry Purdy, Principal analyst, Mobilocity*

"

"Companies are looking for a platform to tie in cross functionality, connecting multiple communities and managing communication between businesses, customers and partners. Business networks are evolving and Connective is a platform that lets you tie together multiple elements of enterprises."

—*Michael Fauscette, IDC Group Vice President, Software Business Solutions*



"I was delighted when I discovered Connective – The Community Networking Platform! Communities need a consolidated, interactive, trusted communication platform for engaging members/customers – Connective provides this platform."

—*Rich Bohn, SellMoreNow.com*

"

Facebook and Twitter...have a very broad focus. A site like Connective is offering an interesting alternative for people of like minds, which I believe may be at the center of the eventual evolution of social media."

—*Tim Bajarin, Jan 26, 2015 PC Magazine*

# PROJECTED REVENUE & EXPENSES

## 2020 is showing the growth potential because product is very mature, sales are ramping up and R&D expenses are reduced

| Rev/Exp/Net | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|
| White Label Revenue | 288K | 478K | 3.1M | 8.5M | 13M | 24.5M |
| SaaS Revenue | N/A | 25K | 2.5M | 7.2M | 12.4M | 19.6M |
| Expenses | 447K | 330K | 3.5M | 5.2M | 8M | 14M |
| EBITDA | (159)K | 173K | 2.1M | 10.5M | 17.4M | 30.1M |
| Projected Clients | 15 | 70 | 250 | 750 | 1250 | 2000 |

**MULTIPLE REVENUE LINES:** Subscriptions, hosting, transactions, advertising, services

**SaaS model** - monthly fees & transactions
**White Label –** services, transactions & user growth

Note: Equity ownership position in some white label clients

# ROADMAP – GROWTH STAGE

- ✓ Fully developed platform
- ✓ Existing client base/pipeline
- ✓ Confirmed market fit
- ✓ Minimized technology risk

**MVP**
Develop & launch initial MVP

**MARKET TEST**
Market & obtain feedback

**WHITE LABEL**
Enhance & roll out to clients

**SaaS MODEL**
Productize features in SaaS

Today

**SCALE!**
Actively market & scale



# USE OF **FUNDS**  <u>GROWTH</u>

Raising $2 MM – to drive more rapid growth

$3MM in cash invested by founders & early investors

Funding for Sales, Mkting & Customer Success



| Sales & Distribution | Marketing & PR | Client Success | Product Support | SG&A |
|---|---|---|---|---|
| 30% | 20% | 20% | 20% | 10% |

The platform is fully developed (over 300,000 development hours) and live with multiple clients on both web and mobile apps - limiting any technology risk & minimizing R&D